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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c), and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                    PNV INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    69348A103
                                 (CUSIP Number)

                                December 28, 2000
             (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]  Rule 13d-1(b)

                  [ ]  Rule 13d-1(c)

                  [X]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 69348A103                   13G/A                    PAGE 2 OF 5 PAGES



1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     ABRY Broadcast Partners III, L.P.
     (IRS No. : 04-3350018)

2.   Check the Appropriate Box if a Member of a Group            (a)  [   ]
     (See Instructions)                                          (b)  [   ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

                          5.   Sole Voting Power

                               -0-

                          6.   Shared Voting Power
Number of Shares
Beneficially Owned by          -0-
Each Reporting Person
With                      7.   Sole Dispositive Power

                               -0-

                          8.   Shared Dispositive Power

                               -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [   ]
     (See Instructions)

11.  Percent of Class Represented by Amount in Row (9)

     -0-

12.  Type of Reporting Person (See Instructions)

     PN
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CUSIP NO. 69348A103                   13G/A                    PAGE 3 OF 5 PAGES


ITEM 1 (a).     NAME OF ISSUER:

PNV Inc.

ITEM 1 (b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

11711 N. W. 39th Street
Coral Springs, Florida 33065

ITEM 2(a).      NAME OF PERSON FILING:

ABRY Broadcast Partners III, L.P.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

18 Newbury Street
Boston, MA 02116

ITEM 2(c).      CITIZENSHIP:

Delaware

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).      CUSIP NUMBER:

69348A103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:   NA


      (a)   / /  Broker or dealer registered under Section 15 of the Exchange
                 Act.

      (b)   / /  Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)   / /  Insurance company as defined in Section 3(a)(19) of the
                 Exchange Act.

      (d)   / /  Investment company registered under Section 8 of the Investment
                 Company Act.

      (e)   / /  An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E).

      (f)   / /  An employee benefit plan or endowment fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F).

      (g)   / /  A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G).

      (h)   / /  A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act.
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CUSIP NO. 69348A103                   13G/A                    PAGE 4 OF 5 PAGES



      (i)   / /  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

      (j)   / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP:

      (a)   Amount Beneficially Owned: -0-

      (b)   Percent of Class: 0%

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote: -0-

            (ii)  shared power to vote or to direct the vote: -0-

            (iii) sole power to dispose or to direct the disposition of: -0-

            (iv)  shared power to dispose or to direct the disposition of: -0-

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:   [X]

            This statement is being filed to report that the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock of PNV Inc.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            NA

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            NA

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            NA

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            NA

ITEM 10.    CERTIFICATIONS:

            NA
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CUSIP NO. 69348A103                   13G/A                    PAGE 5 OF 5 PAGES



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2001


                                   ABRY BROADCAST PARTNERS III, L.P.

                                        By:  ABRY EQUITY INVESTORS, L.P.,
                                               its General Partner

                                               By:  ABRY HOLDINGS III, LLC,
                                               its General Partner

                                                    By:  ABRY HOLDINGS III CO.,
                                                         its Sole Member

                                        By: /s/ Royce Yudkoff

                                        Name:   Royce Yudkoff
                                        Title:  Sole Trustee